SECURITIES & EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 FORM 12b-25

                         Notification of Late Filing

                     Flemington Pharmaceutical Corporation

                       Commission File Number 000-23399

(Check one)
   [ ] Form 10-K and Form 10-KSB   [ ]  Form 11-K   [ ]   Form 20-F

   [X] Form 10-Q and Form 10-QSB   [ ]  Form N-SAR

       For the period ended:  April 30, 2002



   [ ] Transition Report on Form 10-K and Form 10-KSB

   [ ] Transition Report on Form 20-F

   [ ] Transition Report on Form 11-K

   [ ] Transition Report on Form 10-Q and Form 10-QSB

   [ ] Transition Report on Form N-SAR

       For the transition period ended:
                                          -------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                  PART I
                          REGISTRANT INFORMATION

  Full name of Registrant       Flemington Pharmaceutical Corporation
                                --------------------------------------

  Former name, if applicable
                                --------------------------------------

               31 State Highway 12,  Flemington, NJ  08822
           ------------------------------------------------
                 Address of principal executive office

                                 PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB,or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                 PART III
                                NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 2002, without unreasonable effort and expense.

                                 PART IV
                            OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

               Harry A. Dugger III     (908)           782-3431
              ----------------------------------------------------
                 (Name)             (Area code)  (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
registrant was required to file such report(s) been filed. Yes [X]    No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof.                                                   Yes [ ]    No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Flemington Pharmaceutical Corporation
               ______________________________________________
               Name of Registrant as Specified in its Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 14, 2002                By: /s/ Harry A. Dugger, III
                                    __________________________
                                    Harry A. Dugger III
                                    President
                                    Chief Executive Officer